United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Slack Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

83088V102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 83088V102	Page 1 of 8

1	Names of Reporting Persons SVF Mockingbird (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person FI

Schedule 13G

CUSIP No. 83088V102	Page 2 of 8

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

Schedule 13G

CUSIP No. 83088V102	Page 3 of 8

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person FI

Schedule 13G

CUSIP No. 83088V102	Page 4 of 8

ITEM 1. (a)	Name of Issuer:

Slack Technologies, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

500 Howard Street

San Francisco, California 94105

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SVF Mockingbird (Cayman) Limited

SoftBank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

(b)	Address or Principal Business Office:

The principal business address for SVF Mockingbird (Cayman) Limited is c/o Walkers Corp. Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal business address for SoftBank Vision Fund (AIV M1) L.P. is 251 Little Falls Drive, Wilmington, DE 19808. The principal business address for SB Investment Advisers (UK) Limited is 69 Grosvenor Street, London W1K 3JP, United Kingdom.

(c)	Citizenship of each Reporting Person is:

SVF Mockingbird (Cayman) Limited is organized under the laws of the Cayman Islands. SoftBank Vision Fund (AIV M1) L.P. is organized under the laws of the state of Delaware. SB Investment Advisers (UK) Limited is organized under the laws of England and Wales.

(d)	Title of Class of Securities:

Class A common stock, $0.0001 par value per share (the “Class A Common Stock”).

(e)	CUSIP Number:

83088V102

ITEM 3.

Not applicable.

Schedule 13G

CUSIP No. 83088V102	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of the date hereof, the Reporting Persons do not beneficially own any shares of Class A Common Stock.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SVF Mockingbird (Cayman) Limited	0	0%	0	0	0	0
SoftBank Vision Fund (AIV M1) L.P.	0	0%	0	0	0	0
SB Investment Advisers (UK) Limited	0	0%	0	0	0	0

SVF Mockingbird (Cayman) Limited is a wholly-owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SoftBank Vision Fund (AIV M1) L.P. in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund (AIV M1) L.P., SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund (AIV M1) L.P.’s investments.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

Schedule 13G

CUSIP No. 83088V102	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

Schedule 13G

CUSIP No. 83088V102	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

SVF Mockingbird (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SoftBank Vision Fund (AIV M1) L.P.
By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

Schedule 13G

CUSIP No. 83088V102	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 14, 2020).